Filed by Zynga Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Zynga Inc.

Commission File No. 001-35375

The following communications were first made available to employees of Zynga Inc. May 10th, 2022:

Hi Everyone -

As we move toward the close of the deal to combine Zynga with Take-Two Interactive Software, we want to ensure that you are informed of key dates and information regarding the treatment of your Zynga stock, restricted stock units (RSUs), performance stock units (PSUs), stock options and employee stock purchase plan (ESPP) shares.

Zynga Trading Window

The trading window is scheduled to open on Thursday, May 12, 2022. We expect the trading window for most Zynga employees to remain open until the “chill” is put on Zynga stock. The chill is implemented by The Depository Trust Company (DTC) in preparation for the exchange of Zynga common stock into Take-Two common stock and is typically imposed three business days prior to the deal close.

If you are subject to any restrictions outside of the trading window, you will receive a separate email to notify you. After the closing, all Zynga employees will be subject to Take-Two’s Securities Trading Policy. We can expect to receive more information about these policies after the closing.

ESPP Purchase

For employees who are participating in the Zynga ESPP program, the final purchase date will be Friday, May 13, 2022. Shares are available in brokerage accounts 1-2 business days after the purchase. No new offering periods will commence under the Zynga ESPP and the ESPP will be terminated in connection with the deal. More information about enrollment eligibility in Take-Two’s ESPP will follow in the coming months.

Zynga E*TRADE Accounts

On Tuesday, May 17, 2022, at 1:00 p.m. Pacific Time, the E*TRADE accounts that hold your equity awards will be locked in order to prepare for the conversion of Zynga equity awards to Take-Two equity awards. The brokerage side of your E*TRADE account (i.e., where your tradable shares are held) will remain open.

Following the close of the Take-Two deal, accounts will remain with E*TRADE, and you can log into your accounts and view your post-conversion grants. We anticipate the conversion process will take 5-7 business days following the closing date. E*TRADE accounts may have limited access during this time.

Stock / RSU Information Sessions and FAQs

In partnership with PwC, we are holding three information sessions to review the treatment of your Zynga shares and equity awards, country-specific tax implications and answer questions. In addition, a Stock/RSU FAQ and country-specific tax FAQs can be found here when they are available.

Please look out for invitations for the following information sessions. Anyone can attend any of these sessions, however, each session is intended to focus on the tax treatment in the countries specified. Please note that these sessions will not be recorded.

•	Info Session #1: May 12 from 8-9 a.m. PDT (UK, Ireland, Finland)

•	Info Session #2: May 12 from 10-11 a.m. PDT (U.S. & Canada)

•	Info Session #3: May 15 from 8-9 p.m. PDT (Asia)

Our aim is to provide you with the information you need to be informed about this process. If you have any questions that are not answered in these materials, please contact stockadmin@zynga.com.

Regards,

Julie

This document has been prepared pursuant to an engagement between PricewaterhouseCoopers LLP and Zynga Inc. and is intended solely for the use and benefit of Zynga and not for reliance by any other person.

Zynga Inc.

Employee FAQs - United States

The following summary outlines your general U.S. federal tax-related responsibilities with respect to your Zynga employee equity awards upon the combination of Zynga Inc. (“Zynga”) and Take-Two Interactive Software, Inc. (“TTWO”) (the “Transaction”). This information is current as of May 2022 and should not be acted on without additional consultation with your personal tax advisor. It assumes that you are an active Zynga employee, and have resided and worked exclusively in the U.S. from the date the equity was granted to you until the date on which you receive all payments discussed below. The tax results may differ depending on individual circumstances, including (but not limited to) if you are not a tax resident of the U.S. or have not worked exclusively in the U.S. throughout this period. Also, please note that this summary only addresses U.S. federal taxes; it does not cover state taxes which also may be applicable.

The information provided below is not intended to, and does not, constitute personal tax advice. Since tax laws change frequently and since tax consequences may also depend on your personal tax situation, you should consult your personal tax advisor regarding your specific tax consequences.

Please note that the information below assumes that the Transaction qualifies as a tax-free reorganization under the U.S. Internal Revenue Code and the treatment of your stock options, restricted stock units, performance stock units, and shares of stock of Zynga (as applicable) in exchange for cash, shares in TTWO, restricted stock units in TTWO, performance stock units in TTWO, and stock options in TTWO, as applicable, is compliant with Internal Revenue Code Section 409A and any conversion of Incentive Stock Options (“ISOs”) is done in a manner to preserve ISO treatment.

Overview

The following summarizes what will happen to your stock options, restricted stock units (“RSUs”), performance stock units (“PSUs”), Employee Stock Purchase Plan (“ESPP”) shares in Zynga, and Zynga common shares as part of the Transaction under the terms of the Agreement and Plan of Merger dated January 9, 2022 (the “Merger Agreement”).

1.	What will happen to my stock options at close?

You may currently hold stock options in Zynga that are either non-qualified stock options (“NQSOs”) or incentive stock options (“ISOs”).

Vested Options

Your vested Zynga stock options (both NQSOs and ISOs) will be converted into vested TTWO stock options under the same terms and conditions as your vested Zynga stock options. However, the number of shares and the exercise price of the TTWO stock options will reflect the conversion from Zynga equity to TTWO equity using the exchange ratio for equity awards provided under the Merger Agreement.

Unvested Options

Your unvested Zynga stock options (both NQSOs and ISOs) will be converted into unvested TTWO stock options under the same terms and conditions as your unvested Zynga stock options (i.e., the original vesting dates and other terms and conditions will remain unchanged). However, the number of shares and the exercise price of the TTWO stock options will reflect the conversion from Zynga equity to TTWO equity using the exchange ratio for equity awards provided under the Merger Agreement.

2.	What will happen to my RSUs at close?

Your unvested Zynga RSUs will be converted into unvested TTWO RSUs under the same terms and conditions as your unvested Zynga RSUs (i.e., the original vesting dates and other terms and conditions will remain unchanged). However, the number of shares underlying the TTWO RSUs will reflect the conversion from Zynga equity to TTWO equity using the exchange ratio for equity awards provided under the Merger Agreement.

3.	What will happen to my PSUs at close?

Your unvested Zynga PSUs will be converted at close into unvested TTWO RSUs under the same terms and conditions as your unvested Zynga PSUs, with the exception in some cases of the performance metrics, which will be evaluated prior to closing or remain applicable as provided in your PSU award agreement. In addition, the number of shares of the TTWO RSUs will reflect the conversion from Zynga equity to TTWO equity using the exchange ratio for equity awards provided under the Merger Agreement.

Whether or not performance criteria for the PSUs will remain applicable, the time-based vesting schedule will remain unchanged. Please note that the number of Zynga common shares subject to Zynga PSUs (i.e., the Zynga shares that will be converted over to TTWO RSUs) will be determined in accordance with the terms of the PSU award agreement.

If you hold a PSU award with a performance period that has been completed and performance measured by the compensation committee of Zynga’s board of directors, then the unvested portion of the PSU award will be treated similarly to an unvested RSU award, with future vesting proceeding in accordance with the time-based vesting schedule applicable to the eligible shares, subject to the terms of the applicable award agreement.

4.	What will happen to the ESPP at close?

Zynga’s most recently completed purchase under the ESPP occurred in February 2022. While the next regularly scheduled purchase would occur in August 2022, the closing of the Transaction is expected to occur in May 2022.

Accumulated Contributions

Your accumulated contributions under the ESPP shall be used to purchase ordinary shares of Zynga as of the end of the current offering period, which will be shortened such that the final purchase will occur before the closing of the Transaction.

Any accumulated contributions under the ESPP not used to purchase shares will be refunded to you as promptly as practicable following the final purchase date. Any refund will be in the form of a cash payment made through payroll.

Note that the Zynga ESPP will cease to exist after the closing of the Transaction and there will be no new offering period after the current offering period ends.

5.	What will happen to my Zynga common shares (including previously vested RSU awards) at close?

As a quick reminder, if your Zynga RSUs vested in the past, they now are shares of Zynga common stock. For each share of vested and outstanding Zynga common stock that you own immediately prior to closing, you will receive ordinary shares in TTWO shortly after close plus a cash payment of $3.50 per share. The number of shares received in TTWO will be determined using the exchange ratio for shares provided under the Merger Agreement.

6.	What are the exchange ratios?

As provided in the Merger Agreement, the exchange ratio for shares will be determined as follows: (i) if the TTWO Common Stock Price (as defined below) is an amount greater than $181.88, then this exchange ratio will be 0.0350; (ii) if the TTWO Common Stock Price is an amount greater than or equal to $156.50 but less than or equal to $181.88, then this exchange ratio will be an amount equal to the quotient (rounded to five decimal places) obtained by dividing: (a) $6.36 by (b) the TTWO Common Stock Price; and (iii) if the TTWO Common Stock Price is less than $156.50, then this exchange ratio will be 0.0406.1

The exchange ratio for equity awards is very similar to the exchange ratio for shares as described above, but because there is no cash paid upon conversion of any Zynga equity awards into TTWO equity awards, the $3.50 in cash (discussed in FAQ #5 above) first is converted into a number of TTWO shares. This is done by dividing the $3.50 by the TTWO Common Stock Price. The exchange ratio for equity awards is the sum of such quotient, plus the exchange ratio for shares.

[1]

“TTWO Common Stock Price” will be the volume-weighted average sales price per share taken to four decimal places of TTWO Common Stock on the Nasdaq Global Select Market for the consecutive period beginning at 9:30 a.m. New York time on the twenty-third trading day immediately preceding the closing date of the Transaction and concluding at 4:00 p.m. New York time on the third trading day immediately preceding such closing date.

7.	When will these changes in my Zynga equity and equity awards occur?

These changes will be effective on the date of the close of the Transaction and will be reflected in your equity account approximately 2-4 business days after the close of the Transaction.

8. What are the general tax implications related to the equity consideration and cash consideration?

Zynga Stock Options converted to TTWO Stock Options (both vested and unvested)

A holder of stock options generally will not be subject to taxes due to the conversion of stock options (i.e., Zynga stock options that are converted into stock options in TTWO) in the Transaction.

If the converted options are granted as NQSOs, generally there will be taxable compensation on any positive spread value (i.e., the fair market value (FMV) of the shares at exercise less the exercise price) at the time of exercise, and income tax at the applicable marginal tax rate as well as FICA taxes on this compensation. Additional tax (capital gains, which may be short-term or long-term) generally will be due when selling shares, if the value of the shares increases after shares are acquired at exercise. There may also be state and local tax obligations, depending on where you work and reside.

If the converted options were granted as ISOs, there generally will be no taxable compensation at the time of exercise, provided that all requirements for ISOs are met. However, alternative minimum tax (“AMT”) may apply to the spread at exercise of an ISO unless the sale of shares occurs within the same calendar year as the exercise. In addition, there can be tax due when shares are sold. The tax implications when selling shares depend on whether they are sold in a “disqualifying disposition” or a “qualifying disposition” as described in more detail below. Under current federal tax rules, income recognized upon qualifying or disqualifying dispositions of ISO shares generally is exempt from FICA taxes. There may also be state and local tax obligations, depending on where you work and reside.

Zynga Unvested RSUs converted to TTWO RSUs

A holder of RSUs generally will not be subject to taxes due to the conversion of unvested RSUs (i.e., Zynga RSUs that are converted into RSUs in TTWO) in the Transaction. Generally, there will be taxable compensation on the FMV of the shares at the time of vesting and settlement, and there may be income tax due at the applicable marginal tax rate as well as FICA taxes on this compensation. Additional tax (capital gains) generally will be due when selling shares, if the value of the shares increases after vesting. There may also be state and local tax obligations, depending on where you work and reside.

Zynga Unvested PSUs converted to TTWO RSUs

There generally is not a taxable event with respect to the conversion of unvested PSUs (i.e., Zynga PSUs that are converted into RSUs or PSUs in TTWO) in the Transaction. There may be taxable compensation on the FMV of the shares at the time shares vest and are issued and income tax at the applicable marginal tax rate as well as FICA taxes on this compensation. Additional tax (capital gains) generally will be due when selling shares, if the value of the shares increases after shares are received at vesting. There may also be state and local tax obligations, depending on where you work and reside.

ESPP

The Zynga shares purchased with accumulated contributions will be converted to the right to receive cash and TTWO shares as discussed below. As the Transaction is intended to be a tax-free reorganization, generally any shares that were purchased through the ESPP will retain their preferential status and the holding period requirements for these shares will continue to apply to the TTWO shares received in exchange for those shares.

Zynga Common Shares (including vested RSU awards)

You will receive a combination of shares in TTWO and a cash payment in exchange for your Zynga shares in the Transaction. As the Transaction is intended to be a tax-free reorganization, a holder of shares will generally recognize gain (but not loss) equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the FMV, as of the effective time of the Transaction, of the TTWO shares received in the Transaction over the adjusted tax basis in the Zynga shares surrendered); and (2) the amount of cash received in the Transaction. In addition, cash received in exchange for TTWO fractional shares will be taxed as if such fractional sales were sold in a taxable Transaction. Any gain should be characterized as capital gain and not compensation income (unless the shares are ISO shares or shares acquired under the Zynga ESPP for which the holding period for qualifying dispositions has not been met). Any recognized gain will generally be long-term capital gain if the holding period of the Zynga shares surrendered is more than one year at the effective time of the Transaction.

Basis in the TTWO shares will generally be equal to the basis in the Zynga common shares surrendered in the Transaction, reduced by any cash received, and increased by any gain recognized. The holding period of TTWO shares received will include the holding period of Zynga shares surrendered in the Transaction. It is your responsibility to report and pay taxes on any capital gain on your personal tax return.

You will recognize gain or loss at the time you sell your TTWO shares received in the Transaction. At that time, there will generally be capital gains tax assessed on the difference between the sales proceeds and the basis in the shares. It is your responsibility to report and pay taxes on any capital gains recognized.

Disqualifying Disposition of ISOs (i.e., shares acquired from ISOs exercised prior to the close of the Transaction)

As the Transaction is intended to be a tax-free reorganization, the conversion of any shares previously purchased through the exercise of an ISO generally will not be treated as a disposition of the shares for ISO purposes (except as noted below), and the holding period requirements for these shares will continue to apply to the TTWO shares received in exchange for those shares. However, as discussed in more detail above, cash received in exchange for TTWO fractional shares in the Transaction will be taxed as if such fractional shares were sold, and may be subject to tax as compensation income and/or capital gain depending on the holding periods. Further, any subsequent sale of shares acquired through an ISO exercise may result in a disqualifying disposition if the shares being sold do not satisfy the holding period requirements prior to their sale (i.e., shares must be held for more than two years from the original grant date of the option and more than one year from the date of exercise).

In the event of a disqualifying disposition, generally the excess of the FMV of the shares on the date of exercise over the exercise price would be treated as taxable compensation and any additional gain would be taxable as capital gain; however, under current federal tax rules there would be no taxes withheld. Your employer will report the taxable compensation on your Form W-2 for the year of the disqualifying disposition.

9.	Will income and social security/Medicare taxes be withheld?

Yes, if due, both income and social security/Medicare (i.e., FICA) taxes generally will be withheld by your employer at the time of the taxable event for any taxable compensation (i.e., at exercise for stock options that are NQSOs, and at transfer on vesting for RSUs and PSUs). If the payments relate to an ISO disqualifying disposition or disqualifying disposition of shares purchased through the ESPP, under current federal tax rules, there will be no taxes withheld.

Any income taxes withheld in these cases generally will be withheld at the supplemental wage withholding rates (as opposed to the progressive tax withholding rates, and based on Zynga’s current withholding practices) of a flat 22% for up to $1M of supplemental wages for the year or at 37% for any supplemental wages in excess of $1M for the year (as such rates are in effect for 2022, and which rates may differ in future years). It is your responsibility to pay any income or other taxes due in excess of any amount paid to the tax authorities via withholdings.

Note that any capital gains tax will not be withheld. It is your responsibility to pay any capital gains tax due directly to the tax authorities.

10.	Will my income be reported to the tax authorities?

Any compensation income and the related tax withholdings, as well as any income on a disqualifying disposition of shares acquired under an ISO or the ESPP, will be reported by your employer on your wage statement (IRS Form W-2) for the year in which the taxable event occurs.

Capital gains will not be reported by your employer. It is your responsibility to report any capital gains on your personal income tax return.

11.	What are my tax reporting requirements?

You must report your income and any capital gains on your annual U.S. income tax return and should consult with your personal tax advisor with respect to any details or questions.

Additionally, you will be receiving a Stock Plans Transaction Supplemental Statement from E*Trade next year to assist you in reporting the corporate action on your tax return. This is not an official tax document but it will contain certain information that may be useful for reporting purposes.

12.	Can you provide additional information on capital gains taxation?

If the sales price of the shares is higher than the aggregate FMV on the date of exercise, vesting and issuance, or purchase (as applicable), there will be a capital gain, which will be subject to capital gains tax as described in FAQ #8 above. Capital gains tax treatment depends on how long you hold the shares before you sell them.

If shares are held for 12 months or less, the entire capital gain should be taxed at the applicable marginal ordinary income tax rate, plus state and local taxes, if applicable.

If shares are held for more than 12 months, the entire capital gain should be taxed at rates up to 20% (based on federal rates for 2022), plus state and local taxes, if applicable.

Generally, holders of Zynga shares will not recognize a loss as a result of the Transaction. If the sales price of the TTWO shares upon a subsequent disposition is lower than the basis in such shares as described in FAQ #8, there may be a capital loss. Capital losses can generally be used to offset capital gains.

Note that high income earners (including single taxpayers earning over $200,000 per year and married taxpayers filing jointly with earnings over $250,000 per year) may pay an additional 3.8% Net Investment Income Tax on investment income (based on federal rates for 2022).

Examples

The following is for illustrative purposes and amounts may be subject to change and/or subject to certain conditions in order to be paid. The exchange ratio used to convert Zynga equity into TTWO equity will be based in part on the market price of TTWO stock closer to the closing of the Transaction, as discussed in FAQ #6 above. For the purposes of these examples, we have assumed an exchange ratio of ..03975 for shares and an exchange ratio of .06165 for equity awards (which, as described in FAQ #6 above, takes into account that Zynga equity awards do not receive the cash consideration otherwise payable on Zynga stock).

Zynga Stock Options converted to TTWO Stock Options

•	100 NQSOs in Zynga with an exercise price of $5.00 per share will be converted into 6 NQSOs in TTWO with an exercise price of $81.11 per share.

Payment	Amount	Payment Timing	Taxes
Converted Options	= 100 Zynga NQSOs * .06165 = 6 TTWO NQSOs Zynga exercise price of $5.00 per share + TTWO exercise price of $81.11 per share = $5.00 / 0.06165 = $81.11	Will receive TTWO options on closing but no shares until the options are exercised	N/A – Generally, no taxes will apply until exercise.

Zynga RSUs converted to TTWO RSUs

• 100 unvested RSUs in Zynga will be converted into 6 unvested RSUs in TTWO.

Payment	Amount	Payment Timing	Taxes
Converted RSUs	= 100 Zynga RSUs * .06165 = 6 TTWO RSUs	Will receive TTWO RSUs on closing but no shares issued until after shares have vested	N/A – Generally, no taxes will apply until vesting and issuance of the shares.

Zynga PSUs converted to TTWO RSUs

•

100 unvested PSUs in Zynga will be converted into 5 unvested RSUs in TTWO. For purposes of this example, we have assumed that performance will be measured at 85% of target levels shortly before the conversion as a result of the Transaction.

Payment	Amount	Payment Timing	Taxes
Converted RSUs	= 100 Zynga PSUs * .06165* 85% = 5 TTWO RSUs	Will receive TTWO RSUs on closing but no shares issued until after shares have vested	N/A – Generally, no taxes will apply until vesting and issuance of the shares.

Zynga shares converted to TTWO shares

•

100 Zynga shares will be converted into 3 shares in TTWO, $350 in cash consideration, and $156 for the remaining fraction of a TTWO share. This example assumes shares were acquired upon previous vesting of Zynga RSUs or exercise of vested NQSOs.

Payment	Amount	Payment Timing	Taxes
TTWO Shares	= 100 Zynga shares *.03975 = 3 TTWO shares and = 100 Zynga shares*$3.50 per share = $350 and = 0.975 fraction of a TTWO share * $160 TTWO share price = $156.00	Will receive TTWO shares and cash consideration upon closing

TTWO Shares and Cash Consideration

No taxes will be withheld. You will be taxed on any capital gain recognized, up to $350 of cash received in exchange for Zynga shares. You will also be taxed on up to $156 received for a TTWO fractional share as if you received such share and sold it for cash. The amount of gain will depend on your tax basis in the Zynga shares you hold and your personal tax situation.

Subsequent Disposition

Capital gains tax may be due when TTWO shares are sold.

ESPP accumulated contributions used to purchase Zynga shares

•	Assuming contributions of $770 and a reference price of $9.00 per Zynga share before discount.

Payment	Amount	Payment Timing	Taxes
Zynga Shares	= $ 9.00 per Zynga Share * (1—15% discount = $7.65 per Zynga share = $770 / $7.65 per Zynga share = 100 Zynga shares and = $770—(100 * $7.65) = $5.00 refund of excess accumulated contributions	Will receive Zynga shares upon the close of the shortened offering period. Such shares will be exchanged for a combination of TTWO shares and $3.50 per Zynga share at Closing.	N/A - Generally, no taxes will be withheld.

Refund for excess ESPP accumulated contributions

•

Any excess accumulated contributions in your ESPP account will be refunded to you. As these were post-tax contributions, they will not be subject to ordinary income taxation as you already paid tax on this amount.

Forward-Looking Statements

Statements contained herein which are not historical facts may be considered forward-looking statements under federal securities laws and may be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the proposed business combination of Take-Two and Zynga and the outlook for Take-Two’s or Zynga’s future business and financial performance. Such forward-looking statements are based on the current beliefs of Take-Two and Zynga as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may vary materially from these forward-looking statements based on a variety of risks and uncertainties including: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the failure to satisfy remaining conditions to completion of the proposed combination on a timely basis or at all; risks that the proposed combination disrupts each company’s current plans and operations; the diversion of the attention of the respective management teams of Take-Two and Zynga from their respective ongoing business operations; the ability of either Take-Two, Zynga or the combined company to retain key personnel; the ability to realize the benefits of the proposed combination, including net bookings opportunities and cost synergies; the ability to successfully integrate Zynga’s business with Take-Two’s business or to integrate the businesses within the anticipated timeframe; the outcome of any legal proceedings that may be instituted against Take-Two, Zynga or others following announcement of the proposed combination; the amount of the costs, fees, expenses and charges related to the proposed combination; the uncertainty of the impact of the COVID-19 pandemic and measures taken in response thereto; the effect of economic, market or business conditions, including competition, consumer demand and the discretionary spending patterns of customers, or changes in such conditions, have on Take-Two’s, Zynga’s and the combined company’s operations, revenue, cash flow, operating expenses, employee hiring and retention, relationships with business partners, the development, launch or monetization of games and other products, and customer engagement, retention and growth; the risks of conducting Take-Two’s and Zynga’s business internationally; the impact of changes in interest rates by the Federal Reserve and other central banks; the impact of potential inflation, volatility in foreign currency exchange rates and supply chain disruptions; the ability to maintain acceptable pricing levels and monetization rates for Take-Two’s and Zynga’s games; and risks relating to the market value of Take-Two’s common stock to be issued in the proposed combination.

Other important factors and information are contained in the joint proxy statement/prospectus mailed by Zynga to its stockholders in connection with the proposed business combination of Take-Two and Zynga and in Take-Two’s and Zynga’s most recent Annual Reports on Form 10-K, including the risks summarized in the section entitled “Risk Factors,” in Take-Two’s and Zynga’s most recent Quarterly Reports on Form 10-Q, and in each company’s other periodic filings with the SEC, which can be accessed at www.take2games.com in the case of Take-Two, http://investor.zynga.com in the case of Zynga, or www.sec.gov. All forward-looking statements are qualified by these cautionary statements and apply only as of the date they are made. Neither Take-Two nor Zynga undertakes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication relates to a proposed business combination of Take-Two and Zynga. In connection with the proposed business combination Take-Two filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that includes a joint proxy statement/prospectus. The registration statement on Form S-4, including the joint proxy statement/prospectus, provides details of the proposed combination and the attendant benefits and risks. The registration statement was declared effective on April 7, 2022 and the definitive joint proxy statement/prospectus was sent to Take-Two and Zynga stockholders. This communication is not a substitute for the registration statement on Form S-4, including the joint proxy statement/prospectus, or any other document that Take-Two or Zynga may file with the SEC or send to their respective stockholders in connection with the proposed combination. Investors and security holders are urged to read the registration statement on Form S-4, including the definitive joint proxy statement/prospectus, and all other relevant documents filed with the SEC or sent to Take-Two’s or Zynga’s stockholders as they become available because they will contain important information about the proposed combination. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Take-Two’s Investor Relations department at contact@take2games.com; or by contacting Zynga’s Investor Relations department at investors@zynga.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933, as amended. If you participate or were eligible to participate in the Zynga Inc. 2011 Employee Stock Purchase Plan (the “Purchase Plan”), Zynga previously distributed to you the prospectus for the Purchase Plan that summarizes the key features of the Purchase Plan (the “prospectus”). In this document, Zynga updates certain information provided under such prospectus. Please keep this supplement with your copy of the prospectus. Please send any questions you may have regarding this supplement or the operation of the Purchase Plan to Zynga Inc., 699 Eighth Street, San Francisco, California 94103, USA, telephone +1 (800) 762-2350, or stockadmin@zynga.com. Please note that Zynga has made copies of the prospectus and this supplement available on the Intranet. You also can receive paper copies free of charge by contacting Zynga via the contact information provided above.